EXHIBIT 3.2a

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

JACKSONVILLE BANCORP, INC.

Pursuant to the resolution of the Board of Directors of Jacksonville Bancorp, Inc. (the “Corporation”) dated as of March 21, 2013, the directors of the Corporation resolved to adopt the following amendment to the Amended and Restated Bylaws of the Corporation (the “Bylaws”). Accordingly, the Bylaws of the Corporation are hereby amended as follows:

1.	Article II, Section 10 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 10. Voting. Each shareholder entitled to vote in accordance with the terms and provisions of the Corporation’s Amended and Restated Articles of Incorporation and these Bylaws shall be entitled to vote, in person or by proxy, the appropriate number of votes as authorized by the Amended and Restated Articles of Incorporation for each Share entitled to vote held by such shareholder. All elections for directors shall be decided in the manner set forth in Article III; all other questions shall be decided in accordance with the laws of the State of Florida, except as otherwise provided in the Amended and Restated Articles of Incorporation and these Bylaws.”

2.	Article III, Section 2 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 2. Number, Tenure and Qualifications; Election of Directors. The number of directors of the Corporation shall be determined from time to time by the Board of Directors pursuant to a resolution duly adopted by the affirmative vote of a majority of total number of directors that the Corporation would have if there were no vacancies. In no event shall the Corporation have fewer than 3 directors nor greater than 15 directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes). A director of the Corporation shall at all times meet the statutory and regulatory qualifications for a director of a publicly held bank holding company and financial holding company. Each director shall hold office until his or her successor shall have been elected and qualified in accordance with the Amended and Restated Articles of Incorporation.

Other than as provided in Section 8 of this Article III, each director shall be elected by a majority of votes cast at any meeting of shareholders for the election of directors at which a quorum is present, provided that if the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes of the shares represented at the meeting and entitled to vote on the election of directors.

If an incumbent director is not reelected, the director shall offer his or her resignation promptly to the Board of Directors. Within 90 days following certification of the election results, the Board of Directors shall accept the offered resignation.”

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1.	That I am the duly elected and acting Corporate Secretary of Jacksonville Bancorp, Inc., a Florida corporation; and

2.	That the foregoing First Amendment to the Amended and Restated Bylaws of Jacksonville Bancorp, Inc. constitutes the amendment as duly adopted by the Board of Directors of Jacksonville Bancorp, Inc. on March 21, 2013.

IN WITNESS WHEREOF, I have hereunto subscribed my name and applied the seal of said corporation this 21st day of March, 2013.

/s/ Glenna Riesterer
Glenna Riesterer, Corporate Secretary